FILED BY INTELLON CORPORATION

Pursuant to Rule 425 under the Securities Act

of 1933 and Deemed Filed under Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Intellon Corporation

Commission File Number 333-144520

Q&A Used at Conference Call for Atheros/Intellon Announcement

on September 8, 2009

Atheros Communications, Inc.

Acquisition of Intellon

9/8/09

FAQ

I. The Proposed Acquisition

1. What is Atheros Communications, Inc. announcing today?

Atheros and Intellon have entered into a definitive agreement for Atheros to acquire Intellon. Atheros expects to close the transaction in the fourth quarter of 2009, subject to customary closing conditions and Intellon shareholder approval.

2. How does this acquisition fit into Atheros’ broader strategy?

This acquisition uniquely positions and advances Atheros’ mission of driving highly integrated connectivity platforms while enhancing shareholder value.

Intellon’s core competency of home networking over powerline communications, or PLC, enables consumers to easily use their existing electrical system to establish and/or expand their home networking system. By using a home’s electrical outlets, Intellon’s products enable connectivity over the world’s most pervasive wired medium – more than all alternative wired networking solutions, including Coax, twisted pair, etc. combined.

We believe that by supplying best-in-class wireless LAN, Ethernet and powerline networking solutions, Atheros can more effectively address rapidly expanding consumer demands for reliable, cost-effective and easy-to-implement home connectivity than other companies.

3. What is the dollar value of the acquisition?

Per our signed definitive agreement of September 8, 2009, total consideration is valued at approximately $244 million, or $181 million net of Intellon’s cash, cash equivalents and short-term investments as of June 30, 2009.

The overall acquisition consideration consists of an amount of our common stock and equivalents (including the assumption of outstanding Intellon restricted stock units and stock options) representing between 45 and 55 percent of the total consideration with the remainder paid in cash, providing an overall value of $7.30 per share based on the five-day average closing price of our stock as of September 4, 2009. Intellon shareholders may elect to receive either: 1) approximately 0.135 shares of our common stock and approximately $3.60 in cash, 2) $7.30 in cash or 3) approximately 0.267 shares of our common stock, for each share of Intellon common stock; however, each of the aforementioned elections will be subject to adjustment and proration provisions (as further detailed in the definitive agreement). In the aggregate, we expect to issue approximately 4.2 – 5.1 million shares of our common stock and equivalents and pay approximately $115 – $141 million in cash, depending on the overall elections that are made and pursuant to the terms in the definitive agreement.

II. Benefits for Customers and Consumers

4. How will customers benefit from this acquisition?

We anticipate that our existing customers and strategic partners will be very supportive of this transaction as Atheros is once again expanding its portfolio of products to bring more value to these partners.

Intellon’s technology portfolio will enable Atheros to provide its customers with an entirely new solution set, including seamless, integrated home networking platforms consisting of the unique combination of best-in-class wireless local area network (WLAN), powerline communications (PLC) and Ethernet technologies, to enhance the performance, flexibility and ease of use of home connectivity networks.

5. How will the acquisition benefit consumers?

We believe that by supplying best-in-class wireless LAN, Ethernet and powerline networking solutions Atheros can more effectively address rapidly expanding consumer demands for reliable, cost-effective and easy-to-implement home and mobile IP connectivity. Furthermore, Atheros is committed to supporting and building upon the PLC standards efforts in HomePlug, P1901 and g.hn to help advance and expand the ecosystem of silicon vendors in the market.

III. Transition/ Integration

6. What are the synergies between the two companies?

Intellon possesses a strong technical competence and business foundation in powerline communications; Atheros is a leading provider of wireless solutions and Ethernet, and developer of Wireless NPUs. Intellon’s technologies provide a more complete solution portfolio to our retail and carrier home networking customers. There is significant overlap in the companies’ respective customer-bases as well as target customers, thereby providing channel, reference design and ultimately integration synergies.

7. What executives will manage the Intellon team?

Intellon will be managed by the existing Intellon management team, with the exception of some administrative functions that will get rolled into their counterparts at Atheros.

8. How many employees does Intellon have?

Intellon currently has approximately 129 employees. Atheros currently has approximately 1,068 employees.

NOTE ON FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters set forth in this press release, including the anticipated benefits for Atheros of the acquisition of Intellon, including future financial and operating results, future product offerings, our customers’ response, management going forward and Atheros’ plans, objectives, expectations and intentions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially, including, but not limited to, the risk that the transaction will not close in the fourth quarter of 2009 or at all, difficulties in the integration of acquired businesses, the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers, competition and its effect on pricing, third-party relationships and revenues, and the risks detailed in Atheros’ and Intellon’s respective Annual Reports on Form 10-K for the year ended December 31, 2008 and their respective Quarterly Reports on Form 10-Q for the quarter ended June 30, 2009, as filed with the Securities and Exchange Commission, and in other reports filed with the SEC by Atheros or Intellon from time to time. These forward-looking statements speak only as of the date hereof. Atheros and Intellon disclaim any obligation to update these forward-looking statements.

Important Additional Information and Where You Can Find It

In connection with the proposed transaction, Atheros will file a Registration Statement on Form S-4 containing a proxy statement/prospectus and other documents concerning the proposed acquisition with the Securities and Exchange Commission (the SEC). Investors and security holders are urged to read the proxy statement/prospectus when it becomes available and other relevant documents filed with the SEC regarding the proposed transaction because they will contain important information. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by Atheros and Intellon with the SEC at the SEC’s web site at http://www.sec.gov. The proxy statement/prospectus (when available) and other documents filed with the SEC may also be obtained for free by contacting Atheros Investor Relations by e-mail at ir@atheros.com or by telephone at (408) 830-5672 or by contacting Intellon Investor Relations by e-mail at suzanne@blueshirtgroup.com or by telephone at (415) 217-7722.

Atheros, Intellon, and their respective directors, executive officers, certain members of management and certain employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Additional information concerning Atheros’ directors and executive officers is set forth in Atheros’ Proxy Statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 6, 2009. Additional information concerning Intellon’s directors and executive officers is set forth in Intellon’s Proxy Statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2009. These documents are available free of charge at the SEC’s web site at www.sec.gov or by going to, respectively, Atheros’ Investors page on its corporate website at www.atheros.com and Intellon’s Investor Relations page on its corporate website at www.intellon.com. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, and a description of their direct and indirect interests in the proposed transaction, which may differ from the interests of Atheros or Intellon stockholders generally will be set forth in the proxy statement/prospectus when it is filed with the SEC.